SCHEDULE OF SUBSIDIARIES

Name	State of Organization

CannaSys, Inc.	Colorado
Dynamic Gift Cards, LLC	Colorado
Ceres Markets, LLC	Colorado
Mile High Consulting and Branding, Inc. 51% interest)	Nevada